UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934



                                    Torvec, Inc.
            ------------------------------------------------------------
                                  (Name of Issuer)


                              $.01 Par Value Common Stock
            ------------------------------------------------------------
                             (Title of Class of Securities)


                                     891479107
                           -------------------------------
                                   (CUSIP Number)


                                  December 31, 1998
            ------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    Rule 13-d-1(b)
                    Rule 13-d-1(c)
              |X|   Rule 13-d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            CUSIP No. 891479107                         Schedule 13G

                           1.    Name of Reporting Persons.
                                 I.R.S. Identification Nos. of above
                                 persons (entities only).
                                 JAMES A. GLEASMAN
                                 -------------------------------------

                           2.    Check the Appropriate Box if a Member
                                 of a Group (See Instructions)
                                 N/A
                                 (a)  [    ]
                                 (b)  [    ]
                           3.    SEC use only_________________________
                           4.    Citizenship or Place of Organization
                                         UNITED STATES
                                     -------------------------
            Number of      5.    Sole Voting Power                        5,485,133*
            Shares
            Beneficially
            Owned
            by Each        6.    Shared Voting Power                            0
            Reporting
            Person With:
                           7.    Sole Dispositive Power                   5,485,133*

                           8.    Shared Dispositive Power                       0

                           9.    Aggregate Amount Beneficially Owned by   5,485,133*
                                 Each Reporting Person

                           10.   Check if the Aggregate Amount in Row         None
                                 (11) Excludes Certain Shares (See
                                 Instructions)

                           11.   Percent of Class Represented by Amount       26.4%
                                 in Row (11)

                           12.   Type of Reporting Person (See             Individual
                                 Instructions)

            *Includes 10,000 shares which may be purchased through exercise of an option granted on December 1, 1997.


       Item 1.

       (a)     Name of Issuer                           Torvec, Inc.
                                                        ---------------------
       (b)     Address of Issuer's Principal            3740 Route 104
               Executive Offices                        ---------------------
                                                        Williamson, NY  14589
                                                        ---------------------

       Item 2.

            (a)  Name of Person Filing                  James A. Gleasman
                                                        ---------------------

            (b)  Address of Principal Business Office   3740 Route 104
                 or, if none, Residence                 Williamson, NY  14589
                                                        ---------------------

            (c)  Citizenship                            United States
                                                        ---------------------

            (d)  Title of Class of Securities           Common, voting stock
                                                        ---------------------
                                                        ($.01 par value)
                                                        ---------------------

            (e)  CUSIP Number                           891479107
                                                        ---------------------

       Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             N/A
             ---

          (a)      [  ] Broker or Dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o).
          (b)      [  ] Bank as defined in section 3(a)(6) of the Act (15
                        U.S.C. 78c).
          (c)      [  ] Insurance Company as defined in section 3(a)(19) of
                        the Act (15 U.S.C. 78c).
          (d)      [  ] Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e)      [  ] An investment adviser registered under
                        Section 240.13d-1(b)(1)(ii)(E);
          (f)      [  ] An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g)      [  ] A parent holding company or control person in
                        accordance with Section 240.13d-1(b)(1)(ii)(G);
          (h)      [  ] A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)      [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)      [  ] Group, in accordance with Section 240.13d-
                        1(b)(1)(ii)(J).


       Item 4.  Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
       Item 1.

       (a)   Amount beneficially owned    5,485,133 Shares*
                                          -----------------
       (b)   Percent of class             26.4%
                                          -----

       (c)   Number of shares as to which the person has:


             (i)    Sole power to vote or to direct the vote      5,485,133*
                                                                  -----------
             (ii)   Shared power to vote or to direct the vote         0
                                                                  -----------
             (iii)  Sole power to dispose or to direct the        5,485,133*
                    disposition of                                -----------

             (iv)   Shared power to dispose or to direct the           0
                    disposition of                                -----------

       *Includes 10,000 shares which may be purchased through exercise of an option granted on December 1, 1997.


       Item 5.  Ownership of Five Percent or Less of a Class

            N/A
            ---

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

       Item 6.  Ownership of More than Five Percent on Behalf of Another
                Person

            N/A
            ---

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

       Item 7.   Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent Holding Company

             N/A
             ---

            If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

       Item 8.  Identification and Classification of Members of the Group

            N/A
            ---

            If a group has filed this schedule pursuant to Section 240.13d-
       1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-
       1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

       Item 9.  Notice of Dissolution of Group

             N/A
             ---

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
       Item 5.

       Item 10.  Certification

            (a)  N/A

            (b)  N/A

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 1, 1999
                                        _____________________________
                                                    Date


                                        /S/ JAMES A. GLEASMAN
                                        _____________________________
                                         JAMES A. GLEASMAN, Director

